Filed Pursuant To Rule 433

Registration No. 333-209926

March 7, 2016

Investors Pile into Gold Funds, ETFs

The precious metal is already up nearly 17% from the start of the year, and some analysts are now suggesting the case for gold is getting even stronger

Posted to InvestmentNews.com

By Jeff Benjamin | March 4, 2016 - 12:01 am EST

The gold rally is real and gaining momentum.

The precious metal is already up nearly 17% from the start of the year, and some analysts are now suggesting the case for gold is getting even stronger.

A relatively-weaker dollar, a less hawkish tone from the Federal Reserve regarding higher interest rates, and a more risk-averse mood from investors all supports the gold-price rally, according to George Milling-Stanley, head of gold strategy at State Street Global Advisors.

“The factors have changed since the bursting of the gold bubble in 2011,” he said. “It’s a very good sign that investors are getting interested again.”

To say investors are getting interested might be an understatement.

Through the first two months of 2016, investors have poured $5.5 billion into the SPDR Gold Shares ETF (GLD). The inflows are enough to offset all the outflows from the fund during the last two years combined, according to Mr. Milling-Stanley.

In February, alone, GLD, the ninth-largest ETF with $31.4 billion in assets, pulled in $3.6 billion, more than any other ETF, according to Todd Rosenbluth, director of mutual fund and ETF research at S&P Capital IQ.

“Though concerns about an economic slowdown partially abated mid-month, risk-off related ETFs dominated the top gainers in February,” Mr. Rosenbluth said.

The price of gold, as tracked by GLD, is up 17% in 2016, following three straight years of declines, including a 28.33% drop in 2013.

The S&P 500 Index, by comparison, is down 2.41% this year, but gained 32.39% in 2013, and the index has not had a negative year since 2008.

Investors in equity-precious-metals mutual funds are also riding the wave. The fund category, as tracked by Morningstar, is up 30.88% so far this year. The strong start comes on the heels of five straight years of annual declines for the category, including a 23.25% drop last year and a 48.8% drop in 2013.

The near-term positive outlook for gold is coming from several directions. Earlier this week, the 50-day moving average price for gold crossed above the 200-day moving average for the first time since 2014, representing the technical significance of the so-called golden cross.

Last week, a report from Deutsche Bank advised investors to keep loading up on gold to hedge rising economic risks and market turmoil.

And then there’s the Donald Trump factor, which suggests the continued rise of the brash political novice in the Republican primaries is being interpreted as a new kind of threat to global financial markets.

Of course, not everybody is on board the gold train.

Rob Haworth, senior investment strategist at U.S. Bank Wealth Management, sees the support for higher gold prices in things like the employment of negative interest rates around the world, but he also sees limited upside for gold from here.

“Right now gold seems like the place to go, but we’re not headed toward a global recession,” he said. “There’s limited upside for gold from here, because cyclical factors are going to start to take over. That’s why we’re neutral to negative on gold for the rest of the year.”

Kashif Ahmed, president of American Private Wealth, is also counted among the gold skeptics.

“My recommendation to anyone who does not have the stomach for roller coasters, is to not own any gold,” he said. “Gold is extremely difficult to value. There are no cash flows to analyze, it does not pay dividends and if you own the bullion outright, you have to pay to store it.”

SPDR® GOLD TRUST has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the Trust and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Trust or any Authorized Participant will arrange to send you the prospectus if you request it by calling toll free at 1-866-320-4053 or contacting State Street Global Markets, LLC, One Lincoln Street, Attn: SPDR® Gold Shares, 30th Floor, Boston, MA 02111.